EXHIBIT 99.1

Norsk Hydro Sale of Shareholding in Biomar Holding A/S

OSLO, Norway, Nov. 10, 2005 (PRIMEZONE) -- Norsk Hydro ASA has today sold 7,569,990 shares in Biomar Holding A/S, representing an ownership interest of 68,82%, to Schouw & Co., a company listed on the Copenhagen Stock Exchange. The price obtained was DKK 118 per share.

The sales consideration of approximately NOK 925 million will be paid in cash at the takeover date immediately following relevant authorities' approval of the transaction. Following the sale, Hydro owns no shares in Biomar Holding A/S. The sale is part of Hydro's strategy to divest no-core assets.

Hydro will recognise a tax-free gain of approximately NOK 650 million on the transaction. Approximately 50% of the gain is related to the realisation of currency translation gains previously booked directly to equity.

Biomar is a global supplier of fish feed for the fishfarming industry with production facilities in five European countries and in Chile. Biomar has 500 employees and an expected sales volume of approximately DKK 2.6 billion.

            Press contact          Investor contact
 Contact    Tor Steinum            Gudmund Isfeldt
 Telephone  +47 22532731           +4722532455
 Cellular   +47 95083933           +4748001180
 Email      Tor.Steinum@hydro.com  Gudmund.Isfeldt@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25 www.hydro.com